[GRAPHIC OMITTED]
                                    VISUALANT
                 Suite 406, 500 Union Street, Seattle, WA 98101
                    Telephone: 206 903.1351 Fax: 206 903.1352


                                November 16, 2005



U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Attention:  John Fieldsend

Re:      Visualant, Incorporated
         Registration Statement on Form SB-2
         File No.  333-127100
         SB-2/A filed on November 10, 2005


Dear Mr. Fieldsend:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Visualant, Incorporated hereby requests that Amendment No. 2 to its Form SB-2 Registration Statement (File No. 333-127100) filed with the SEC on November 10, 2005, be withdrawn.

This Amendment is being withdrawn for the reason that an additional 200,000 shares were incorrectly included as part of that Amendment. The Company confirms that no securities have been issued or sold pursuant to that Amendment.


                                                     Sincerely,

                                                   /s/ Ralph M. Brier
                                                   --------------------------
                                                       Ralph M. Brier
                                                       President and CEO